Exhibit 4.7*	Certificate of Designation, Preference and Rights of Series A, Redeemable Convertible
Preferred Shares

AMERICAN HOME FOOD PRODUCTS, INC.

Certificate of Designation,
Preference and Rights
Of Series A, Redeemable Convertible Preferred Shares

The Undersigned, being the President of American Home Food Products, Inc. (“the Issuer”), a corporation organized and existing under the laws of the State of New York, does hereby certify that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors adopted the following resolution providing for the issuance of a series of Preferred Stock:

          RESOLVED that, pursuant to authority vested in the Board of Directors by Article Sixth Section 2 of the Certificate of Incorporation of this Corporation, a series of Preferred Stock is hereby established, the distinctive designation of which shall be Series A Preferred Stock (hereinafter “Series A”), and the preferences and relative, participating, optional or other special rights of Series A, and the qualifications, limitations or restrictions thereof shall be as follows:

(i)

The number of shares which shall constitute Series A shall be no more than six million (6,000,000) which number may be decreased to three million (3,000,000) by resolution of the Board of Directors. One (1) share of Series A shall equal one dollar ($1.00) (“the Face Value”). Any conversion of the Series A shares shall only be convertible into shares of the Issuer’s $.001 par value common stock (“Common Stock”), pursuant to and in accordance with this Certificate of Designation. The Series A shares are being offered pursuant to a Confidential Private Placement Memorandum dated March 26, 2007 (the “PPM”). Any and all terms, conditions, rights and preferences offered in the PPM to Series A holders shall be superseded by this Certificate of Designation which shall be binding on Issuer and the holders of Series A shares.

The initial issuance of Series A Shares to Series A holders shall be evidenced by a duly authorized and executed certificate(s) for the exact amount of each subscription to the Series A Shares that is paid in full in cash (USD$) and duly accepted by Issuer. Thereafter, and up to the Maturity Date (as defined below), Issuer shall issue to Series A holders, a duly authorized certificate(s) evidencing ownership of additional Series A shares for any annual dividend(s) that has accrued pursuant to this Certificate of Designation and is payable to a Series A holder.

Notice of any partial or full redemption shall be in writing to the holders of Series A shares, by regular U. S. Mail with a copy transmitted by facsimile pursuant to Section xvii hereof (“Redemption Notice”). The notice shall specify the number of Series A shares to be redeemed and the date that payment shall be made to redeem such shares. If fewer than all the Series A shares represented by any certificate are redeemed, a new certificate representing the unredeemed Series A shares shall be issued to the holder thereof without cost to the holder. If payment is tendered for Series A shares that shall be redeemed, the Series A holder shall be obligated to tender the physical certificate representing its original Series A shares to the Issuer for cancellation, subject to it receiving a new certificate evidencing its continued ownership of its remaining Series A shares that may not have been redeem. Under no circumstances should a Redemption Notice (as defined below) by the Issuer, of all or part of the Series A shares, extend the Maturity Date.

So long as any Series A shares remain outstanding and no Redemption Notice has been issued, under no circumstances shall Issuer redeem, purchase, retire or otherwise acquire any Common Stock or any shares of any other preferred stock or other securities issued by Issuer other than for senior debt instruments.

(ii)	The term of the Series A shall be five (5) years from Closing Date (Maturity Date”) which shall commence on the effective date of the Issuer’s purchase of Artisanal Cheese, LLC.

(iii)

The outstanding Series A shares shall accrue cumulative annual stock dividends at a rate equal to twelve percent (12%) per annum of the Face Value of the Series A shares until the second anniversary of the Closing. Thereafter and up to the Maturity Date dividends shall accrue and be paid at the rate of twelve percent (12%) per annum if paid in cash, or fifteen percent (15%) per annum if Paid-In-Kind, the election of which is in the sole discretion of the Issuer. On each anniversary date of this Certificate of Designation, Issuer shall issue to the Series A holders one (1) share of Series A shares for each one dollar ($1.00) value of stock dividends payable to the Series A holders, or the equivalent in cash whichever the case may be. The Issuer shall not declare and pay any cash or stock dividends on any other class of its equity securities prior to the Maturity Date, or the termination of all Series A shares by redemption or conversion, whichever the case may be.

(iv)

The conversion price on the Series A shares shall be thirty cents ($.30) per share of the $.001 par value Common Stock of the Issuer, (equaling sixty percent (60%) of the issued and outstanding Common Stock of the Issuer on a fully diluted basis, excluding the Management Stock Option (see below)). Series A dividends shall convert into Common Stock at thirty cents ($.30) per share, unless Issuer elects to pay dividends in cash pursuant to this Term Sheet (see Dividend above).

(v)	Prior to a Redemption request by the Company or Maturity only the Holder shall have the sole right to elect to convert the Series A shares into Common Stock as set forth in subparagraph (iv) above.

(vi)

At any time prior to the third anniversary of the Closing Date, the Issuer shall have the right to redeem one-half (1/2) of the Series A shares that are issued and outstanding at the Closing by paying the Holder the full par value of all the Series A shares, plus accrued dividends in cash (the “First Redemption”). The remaining one-half (1/2) of the Series A that are issued and outstanding after the First Redemption can either be: (a) redeemed by the Issuer in cash at par value, plus accrued dividends with the Holder also receiving an two (2) year option to acquire five percent (5%) of the issued and outstanding Common Stock of the Issuer at an exercise price of thirty cents ($.30) per share, or, (b) converted into thirty percent (30%) of the issued and outstanding Common Stock of the Company (the “Second Redemption’) on a fully diluted basis. The Holder shall have sole authority to elect subsection (a) or (b) above upon receiving a Redemption Notice. Any Common Stock or Common Stock Option issued pursuant to the First Redemption or the Second Redemption shall be on a fully-diluted basis, excluding the Management Stock Option below.

(vii)	Any Redemption Notice shall require a minimum thirty (30) days advance notice to the Holders. (“Notice”).

(viii)

Any redeemed Series A shall be redeemed for par value, plus accrued dividends and payable, at the election of the Holder, in Cash (USD$) or Common Stock at the conversion price of thirty cents ($.30) per share.

(ix)

The Issuer will register for resale that number of shares of its Common Stock necessary to enable all Holders to have resale rights in the Common Stock underlying its Series A shares if and when converted, or upon a redemption payable in Common Stock. All costs of the registration shall be borne by the Issuer. The Issuer shall indemnify and hold harmless all Holders from any claims or loss associated with the filing of the registration statement, including reasonable attorney fees.

(x)

In the event the Issuer shall be liquidated pursuant to a voluntary or involuntary bankruptcy proceeding, dissolution or winding up of its affairs, the Series A shares shall receive a payment in cash (“Liquidation Preference”) in Calendar Year 2007 at par value, plus accrued dividends; in Calendar Year 2008 at one dollar and ten cents ($1.10) per share, plus accrued dividends; in Calendar Year 2009, and thereafter, at one dollar and twenty cents ($1.20) per share, plus accrued dividends, from the assets remaining, after paying the debts and liabilities of the Issuer, before payment shall be made to the holders of shares of any other class of equity securities, but the Series A holders shall not be entitled to participate further in the distribution of any remaining assets owned by the Issuer.

(xi)

At the closing, Daniel W. Dowe and William Feeney shall be granted a five (5) year Management Stock Option at an exercise price of thirty cents ($.30) per share that is exercisable into twenty percent (20%) of the Common Stock of the Issuer on a fully-diluted basis prior to any Redemptions or Conversions of the Series A. The Stock Option shall be full-vested at the Closing Date, but not exercisable until the Issuer achieves: (a) $21.6 million in revenue or $2 million in EBITDA in a full calendar year by no later than Calendar Year 2009, and, (b) the First Redemption is concluded by the Issuer. The failure of either condition (a) or (b) shall cause the entire Management Stock Option to terminate in its entirety. Daniel W. Dowe and Will Feeney shall receive twelve percent (12%) and eight percent (8%) respectively of the Management Stock Option.

(xii)

So long as over one million five hundred thousand dollars ($1,500,000) of the Preferred Stock is Issued and Outstanding the Issuer shall require the prior written consent of Holders representing two thirds (2/3) of the Series A shares issued and outstanding to:

(a)	sell, merge with, acquire or consolidate with another business entity, whether the transaction is structured as a stock or asset-based transaction, or

(b)	incur additional leverage beyond the initial leverage contemplated by the Issuer and Holder as part of the Issuer’s acquisition of Artisanal Cheese, LLC, or

(c)

issue any new shares of Common Stock, or securities convertible or exercisable into Common Stock in excess of two percent (2%) of the shares of Common Stock issued and outstanding on a fully diluted basis at the Closing, excluding the Management Stock Option. At no time shall any securities be sold or granted at a price less than the thirty cents ($.30) per share Conversion Price. Any such shares issued pursuant to the two percent (2%) allowance herein shall be to directors, officer or employees of the Issuer, other than Messrs. Dowe or Feeney.

(xiii)

The Issuer shall sell at least four million dollars ($4,000,000) of Series A shares, or three million seven hundred and fifty thousand ($3,750,000) coupled with a term loan of no less than one million seven hundred and fifty thousand ($1,750,000) as a condition to closing the Series A shares.

(xiv)

Upon the conversion of Series A shares into Series A all rights, preferences and obligations hereunder shall terminate and shall no longer be in effect and all Series A shares shall be deemed cancelled and returned to treasury shares. Any Common Stock that is issued to the Series A holders will have the same rights and privileges as all other common shareholders owning Common Stock on the date of this Certificate of Designation, subject only to any changes that the Issuer’s common shareholders shall elect to modify at a duly called special or annual meeting of its shareholders.

(xv)

In the event that Issuer shall at any time (A) declare a dividend on the Common Stock payable in Common Stock, (B) subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification (but not a sale of newly-issued shares) of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Issuer is the continuing or surviving corporation), the Conversion Formula shall be proportionately adjusted, if necessary, so that any Series A shares converted after such time shall be entitled to receive the aggregate number and kind of Common Stock and/or capital stock which, if such Series A shares had been converted immediately prior to such date, Series A would have owned upon such conversion (and, in the case of a reclassification, would have retained after giving effect to such reclassification) and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

(xvi)

The Series A shares shall not have any relative powers, preferences and rights, nor any qualifications, limitations or restrictions thereof, other than as set forth herein or in the Issuer’s Certificate of Incorporation.

(xvii)	All notices required by, or made as part of the Certificate of Designation shall be as follows:

To:	American Home Food Products, Inc.
67 Wall Street, Suite 2001
New York, New York 10005

Attn: Daniel W. Dowe, President
Facsimile: 914-337-0846
Email: ddowe@ix.netcom.com

To:	Series A Holders
(Pursuant to the contact information provided to the Issuer by each Series A Holder in the Subscription and Investor Representation Agreement executed by each Series A Holder.)

          IN WITNESS WHEREOF, ISSUER has made under its corporate seal and the hands of its duly empowered officers, the foregoing certificate and has caused the corporate seal of the Issuer to be hereunto affixed this ______ day of August, 2007 and that this certificate shall be binding on the Issuer for the benefit of all Series A holders that enter into Stock Subscription and Investment Representation Agreements as part of the Series A offering.

AMERICAN HOME FOOD PRODUCTS, INC.

By:

Daniel W. Dowe, President